## NORTEK INC. 2011 SHORT-TERM CASH INCENTIVE PLAN FOR NORTEK EXECUTIVES

The purpose of this 2011 Short-Term Cash Incentive Plan for Nortek Executives (the "Plan") is to provide incentives for certain executives of Nortek Inc. (the "Company") to achieve a sustained, high level of financial success and other measures of success for the Company.

### I. ADMINISTRATION

The Plan will be administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee is referred to herein as the "Committee." The Committee may delegate to other persons administrative functions that do not involve discretion. The Committee shall have the authority to interpret this Plan, and any interpretation or decision by the Committee with regard to any questions arising under the Plan shall be final and conclusive on all participants in the Plan.

### II. ELIGIBILITY; PARTICIPANTS

The Board of Directors of the Company (the "Board") shall select, from among those executive officers of the Company, the persons who shall participate in the Plan (the "Participants").

### III. GRANT OF AWARDS

The term "Award" as used in the Plan means a cash award opportunity that is granted to a Participant with respect to the Company's 2011 fiscal year. A Participant who is granted an Award shall be entitled to a payment, if any, under the Award only if all conditions to payment have been satisfied in accordance with the Plan and the terms of the Award. The Board or the Committee shall establish the Performance Goals (as defined in Section IV below) applicable to each Award and the amount or amounts that will be payable if the Performance Goals are achieved. The Committee shall establish such other terms and conditions as it deems appropriate with respect to the Award.

### IV. PERFORMANCE GOALS

As used in the Plan, the term "Performance Goals" means each of (A) the Company's 2011 fiscal year financial performance goal as measured by Company Adjusted EBIDTA, as established by the Board (the "Adjusted EBIDTA Goal"), and (B) one or more individual, personal objectives to be achieved in fiscal year 2011 as established for each Participant by the Committee (the "Personal Goals").

Adjusted EBITDA Goal. The Board shall establish the minimum, target and maximum Adjusted EBIDTA Goal applicable to each Award and seventy percent (70%) of each Award shall be based on the Company's achievement of such Adjusted EBITDA Goals. The Board shall also establish an Absolute Minimum Adjusted EBITDA amount, below which no Award under the Plan, under either Performance Goal, shall be made.

Personal Goals. With respect to the Personal Goals, the Committee shall, in its sole discretion, establish a list of objectives for each Participant and assign a percentage to each, with the assigned percentages totaling 30% (i.e., thirty percent (30%) of each Award shall be based on the Participant's achievement of his Personal Goals).

## V.  AMOUNT PAYABLE UNDER AWARDS

At such time as the Company's 2011 audited financial statements are approved by the Audit Committee of the Board, the Committee, in its good faith judgment, shall determine whether and to what extent, if at all, the Performance Goals applicable to each Award granted for such fiscal year have been satisfied, including, but not limited to, the percentage achievement of the Adjusted EBITDA Goal based upon the Company's actual 2011 Adjusted EBITDA.  The Committee shall then determine the actual payment, if any, under each Award, by multiplying the percentage assigned to each Performance Goal by the Participant's target bonus, as established by the Board (the "Target Bonus").  Appendix A sets forth the principles the Committee will use in determining the actual payment, if any, under each Award.

## VI.  PAYMENT UNDER AWARDS

A Participant's right to payment will be treated as having vested if the Participant is employed by the Company or one of its subsidiaries on December 31, 2011.  If the Participant is not employed by the Company or one of its subsidiaries on December 31, 2011, then any Award granted to such Participant under the Plan will be immediately forfeited upon the Participant's termination of employment, without payment.  All vested payments under the Plan will be made prior to March 15, 2012.

## VII.  MISCELLANEOUS

(a)    All payments under the Plan shall be subject to reduction for applicable tax and other legally or contractually required withholdings.

(b)    The Committee may amend the Plan at any time and from time to time; provided, however, that no such amendment shall adversely affect a Participant without such Participant's prior written consent.

(c)    Payments hereunder are intended to fall under the short-term deferral exception to Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, and shall be construed and administered accordingly.

(d)    No person shall have any claim or right to be granted an Award, nor shall the selection for participation in the Plan for the Company's 2011 fiscal year be construed as giving a Participant the right to be retained in the employ of the Company for that period or for any other period.